

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2016

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
999 Vanderbilt Beach Rd., Suite 601
Naples, Florida 34108

> **Re: FTE Networks, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 9, 2016**
> **File No. 000-31355**

Dear Mr. Palleschi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please describe the events that led to the obtainment of the referenced written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l). Please also describe the respective relationships of 5G Investments, LLC and TBK327 Partners, LLC to FTE.

Information on Consenting Stockholders

2.   We note your statement that "[w]ritten [c]onsent was executed by stockholders who collectively own shares of Common Stock and shares of Preferred Stock representing 59.6% of the voting power of the Company." It appears from your consenting stockholder information table that only 53.2% of the total voting power consented and this total was generated solely from Series D and Series F Preferred Stock. Please advise or revise. We also note that Michael Palleschi's voting power is recorded as both 4.7% and 8.4%. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications